[Pillsbury Winthrop Shaw Pittman LLP Letterhead]

May 18, 2006

Via EDGAR and Facsimile

Mr. Todd E. Hardiman

Mr. Jay Mumford

Ms. Michele Gohlke

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-2001

Mail Stop 6010

Re:                               Techwell, Inc.

Dear Mr. Hardiman, Mr. Mumford and Ms. Gohlke:

On behalf of Techwell, Inc. (the “Registrant”) and in response to our telephone conference with the Staff on May 11, 2006, we are providing the following additional information regarding the fair values of the Registrant’s common stock as of November 17, 2005, December 31, 2005 and January 31, 2006 and the estimated IPO price range of $11.00 to $13.00 provided by the underwriters to the Registrant on March 7, 2006.

The Registrant respectfully notes that it has provided additional information relating to the fair value of the Registrant’s common stock in letters to the Staff on the following dates: March 20, 2006, April 10, 2006, April 23, 2006, April 26, 2006, May 1, 2006, May 2, 2006 and May 8, 2006. At the Staff’s request, the Registrant will supply additional copies of any prior correspondence.

Overview

Based on the Staff’s comments, the Registrant has undertaken a thorough review of the valuation of its common stock, including the valuations as of November 17, 2005, December 31, 2005 and January 31, 2006 and the methodology and underlying assumptions contained in these valuations. In connection with this review, the Registrant retained the services of a second independent valuation specialist, Pagemill Partners LLC (“Pagemill”), to advise the Registrant in its attempt to review the previously prepared valuations and respond to the Staff’s concerns. For the reasons discussed below, the Registrant has made certain changes to the methodology and underlying assumptions in its valuations, resulting in adjustments to the fair value of its common stock as of November 17, 2005, December 31, 2005 and January 31, 2006. The Registrant has determined the net impact of these adjustments to the financial statements prepared for the quarterly period and fiscal year ending December 31, 2005 is not material.

The Registrant’s attempt to summarize what it understands to be the Staff’s specific concerns raised on the May 11th telephone conference and its responses thereto are set forth below.

1.                                       Has the Registrant applied consistent methodology in allocating value to its preferred stock and common stock?  The Registrant notes that the rights and preferences of the preferred stock create $1.32 more value over the common stock as of December 31, 2005. Is this amount appropriate in December, particularly in light of the fact that no value was allocated to the preferred stock in the valuation as of January 31, 2006?

In the valuation report of Duff & Phelps as of December 31, 2005 (the “December Valuation”), the option pricing model was applied as well as the inclusion of a marketability discount. In the valuation the Registrant performed as of January 31, 2006 (the “January Valuation”), the Registrant did not apply the option pricing model and eliminated the marketability discount, and the common stock was valued on a “fully-diluted” basis – that is, the full enterprise value was divided by the total number of shares outstanding on an as-converted basis. The Registrant believed that it was appropriate to change its methodology with respect to assigning value between the preferred and common stock from the December Valuation to the January Valuation, because the Registrant had filed its initial registration statement on Form S-1 in early January 2006. As a result, the Registrant applied its judgment to conclude that the likelihood of a successful IPO at that time made it inappropriate to discount the common stock through use of the option pricing method, since the most probable liquidity event was an IPO pursuant to which the preferred stock would automatically convert into common stock at the closing.

In response to the Staff’s concerns, the Registrant has reviewed its application of the option pricing method to allocate value between the preferred stock and common stock. The Registrant has revised its estimates of the common stock fair value to remove the allocation of additional value to the preferred stock at the time the Registrant was actively in the IPO process, which it believes began at the time of its organization meeting on October 18, 2005 with its underwriters and other professional advisors. Accordingly, the Registrant has revised the fair value of its Common Stock as of November 17, 2005, December 31, 2005 and January 31, 2006 to eliminate any allocation of value between the preferred stock and common stock.

Notwithstanding the above, in response to the Staff’s request, attached as Exhibit A is support for allocating a substantial amount of value to the preferred stock as of December 31, 2005 under the option pricing method. The Registrant notes that it performed a calculation independent from the calculation which resulted in the allocation of $1.32 to the preferred stock in the previously-supplied valuation report prepared by Duff & Phelps. The details of the Registrant’s calculation are included in Exhibit A and result in an incremental allocation of value equal to $3.02 to the preferred stock as of December 31, 2005.

The Registrant also notes that it re-evaluated the application of a marketability discount during this period and removed the marketability discount to the resulting fair value of the common stock for the same reasons discussed above relating to the automatic conversion of the preferred stock upon the consummation of the IPO.

In short, the Registrant is not applying either an allocation model or a marketability discount that would otherwise result in a reduction in value of the common stock during the period following the organization meeting.

2.                                       The Registrant seems to have relied heavily on the market approach for its most recent valuations. In light of the growing disparity between the enterprise value derived using the market approach when compared to the value derived using the income approach, was it appropriate for the Registrant to continue to place such heavy reliance on the market approach?  In light of this heavy reliance on the market approach, please note the following specific concerns:

a. Please tell us why the companies selected in the December Valuation Report are comparable to the Registrant?  Specifically, the Registrant seems to rely on the growth of Trident Microsystems during the period as an indicator of why the Registrant’s common stock value should grow similarly. Please tell us what occurred in the Registrant’s business in the second half of 2005 and early 2006 that justifies application to the Registrant of the market’s growth during the period?

b. Should the Registrant have used a wider set of comparable companies in the valuations?

c. Assuming the Registrant has appropriately  identified all of the companies that should be used as comparables in the market approach, should the Registrant apply any adjustments to the market information from these comparables when applying them to the valuation of the Registrant?

d. Review the underlying assumptions applied in the income approach and determine if any adjustments are appropriate. If no adjustments are appropriate, please tell us the key assumptions that drive the value of the Registrant in the income approach and why they result in such a disparate enterprise value from the value derived using the market approach.

Background

In response to the Staff’s concerns, the Registrant believes it would be helpful to provide additional information regarding the Registrant’s business, operations and performance since the middle of 2005.

The Registrant’s outlook changed substantially after the first quarter of 2005 primarily due to the development of key products and increased order activity. In April 2005, the Registrant introduced two significant products, a 3D video decoder for high-end multimedia and a four channel video decoder for the security surveillance end market, each of which increased the Registrant’s expectations for future revenues and profits. In the second quarter of 2005, the Registrant’s revenues were approximately $9.7 million, an increase of approximately 70% over the prior quarter. The second quarter of 2005 was also the Registrant’s first quarter of profitability in the Registrant’s history. In July 2005, the Registrant hired a financial controller to begin to establish more formal controls and procedures surrounding its financial reporting practices.

In August 2005, the Registrant began discussing the possibility of an initial public offering of its common stock in light of its performance in the second quarter and its expected performance in the third quarter. The Registrant continued to execute on its business objectives and believed that an IPO would add more value to its common stock by creating liquidity and also providing more opportunities with customers once the Registrant was a more established, publicly-traded company. The additional cash resources that would be available as a result of an IPO would also create additional opportunities for growth by the Registrant. However, the

Registrant needed several quarters of profitability in order to be in a position to complete successfully an IPO. In the third quarter, revenues grew to approximately $9.9 million, and the Registrant continued to increase its profitability on a quarterly basis.

The Registrant experienced significant growth in the fourth quarter of 2005 with respect to its operations and its financial performance. On October 18, 2005, the Registrant held its organizational meeting for its initial public offering. On November 16, 2005, the Registrant hired its Chief Financial Officer, Mark Voll, who had most recently served as a chief financial officer of a publicly-traded company. The additions to the finance department made it more likely that the Registrant would be able to execute on its business objectives, thereby creating additional value for its stockholders. For the fourth quarter of 2005, the Registrant had its third straight profitable quarter, with revenues of approximately $10.8 million, an increase of 9% over the prior quarter.

The Registrant’s growth in the fourth quarter with respect to its sales was outpacing the Registrant’s accounting infrastructure. As noted in the registration on Form S-1, the Registrant had identified a material weakness and significant deficiencies in connection with the audit of its financial statements for the period ended September 30, 2005. Commencing with the hiring of Mr. Voll in the fourth quarter of 2005, the Registrant’s efforts to address deficiencies in its internal control over financial reporting did not result in significant changes until January and February 2006. In addition to changes being made to its internal control processes and procedures, the Registrant hired additional accounting personnel, including in February 2006 an assistant corporate controller, to further deepen its internal accounting resources. This increase in accounting infrastructure and financial reporting in early 2006 better prepared the Registrant to operate as a public company and made the successful completion of its IPO more likely.

The Registrant also experienced similar growth in certain key employee positions in its sales and marketing department as well as its research and development department. The Registrant hired a Director of Product Marketing to define and direct HDTV product development in November 2005. The Registrant hired a Sales Manager to direct sales in the United States and Europe in February 2006. The Registrant also continued to hire senior engineers in the fourth quarter of 2005 and the first quarter of 2006 as part of its strategy to integrate more functionality into its products. This strategic headcount growth positioned the Registrant to compete more effectively in strategic emerging markets as well as expanding the Registrant’s reach into international markets, thereby increasing the Registrant’s expectation for future revenues and profits. These hires also further evidence the strategic internal growth accomplished by the Registrant in late 2005 and early 2006, which strengthened the likelihood that the Registrant would execute on its business objectives.

In early 2006, the Registrant continued to improve its outlook and penetration into two highly strategic end markets, the automotive end market and the security surveillance end market, each of which have been identified by the Registrant as markets with significant growth opportunities.

Applications such as navigation, entertainment and driver information systems are causing the proliferation of in-car LCD displays in the automotive market. According to Telematics Research Group, shipments of navigation, entertainment and driver information systems are expected to grow from a combined 16.5 million units in 2004 to a combined 47.2 million units in 2009, representing a compound annual growth rate of 23%. The Registrant believes this end market provides a significant opportunity. In early January 2006, the Registrant announced the introduction of TW8804, TW8806 and TW8807, which are new LCD display processors designed for the automotive end market. The Registrant anticipates that these processors will provide the basis for its opportunities in the automotive end market for the near future, including the initial periods following the IPO, thereby creating additional revenue opportunities.

The security surveillance market is comprised of systems that receive video from multiple surveillance cameras. These systems are increasingly incorporating digital technologies that provide advanced functionalities such as video motion detection, hard disk drive storage, intelligent video content analysis and remote monitoring over the Internet. According to J.P. Freeman, the market for records, servers and mutiplexers used in security surveillance systems that can incorporate the Registrant’s mixed signal semiconductors is expected to grow from $2.5 billion in 2004 to $6.0 billion in 2009, representing a compound annual growth rate of 19%. In March 2006, the Registrant introduced TW2815 and TW2816, which are new four channel video decoders for the security surveillance end market, along with TW2700, the Registrant’s first chip in the CODEC segment of the DVR application, also designed specifically for the security surveillance end market.

The introduction of these new products in two strategic markets are particularly valuable for the Registrant because of the emerging nature of these markets. In addition to capitalizing on the growth in these markets, the Registrant is seizing the opportunity to gain market share from its competitors, by delivering high levels of integration in a single semiconductor. The Registrant believes this will be a key differentiator among its competitors. For example, TW2815 and TW2816, security surveillance semiconductors introduced in March 2006, provide a high level of integration by including four video decoders and a system controller on a single semiconductor, which allows for increased functionality and enables customers to reduce system-level costs significantly. The Registrant’s ability to provide increasing levels of integration for an emerging strategic end market has led to increasing market share and revenues from these markets and has created significant value for the Registrant in early 2006 as well as for its prospects in the future.

In addition to the increased product offerings, the strengthening of its accounting department and internal controls and the filing of the initial registration statement, which all occurred in the first quarter of 2006, the Registrant’s financial performance continued to improve. The Registrant typically experiences seasonality in the first quarter of a fiscal year which historically has resulted in a down quarter when compared to the fourth quarter of the prior fiscal year. This held true over the two most recent quarters with the first quarter of 2006 slower than the fourth quarter of 2005. However, the Registrant’s financial and operational performance continued to accelerate in the first quarter of 2006 as seen in comparing the Registrant’s first quarter 2006 against its first quarter 2005. The Registrant’s revenues for the quarter ended March 31, 2006 were $9.8 million compared to $5.7 million in the quarter ended March 31, 2005, an increase of 72%. The Registrant’s net income (loss) grew from a net loss of $0.7 million for the first quarter of 2005 to a net income of $1.0 million for the first quarter of 2006. Further evidencing the financial health of the Registrant, its gross margins for the first quarter of 2006 were 54.1% compared to 43.4% in the first quarter of 2005. These significant improvements during a seasonally slow quarter for the Registrant demonstrate the increasing value of the enterprise in early 2006.

As a result of this growth during the later part of 2005 and its continued momentum and development in the first quarter of 2006, the Registrant believed that it was well-positioned to complete a successful initial public offering of its common stock. During this period, the Registrant’s financial performance had continued to improve, it continued to strengthen its accounting department to prepare itself to operate and report as a public company, it deepened its sales and marketing and product development efforts and broadened the range of products sold into critical and strategic markets. As noted below, these are the same reasons that the Registrant believes the growth in fair value of its common stock from November 2005 to January and March 2006 should be comparable to the set of companies discussed below.

Market Approach (Comparable Companies)

In response to the Staff’s concerns regarding the comparable companies used in the December Valuation, the Registrant re-evaluated the set of comparable companies used in the market approach. The Registrant requested that Pagemill perform an independent analysis to determine an appropriate set of comparable companies to use in valuing the Registrant. In so doing, Pagemill considered its database consisting of 130 publicly traded semiconductor companies, most of which derive all or a substantial portion of their revenues from the design, production and/or marketing of various types of semiconductors. Pagemill applied their knowledge of the semiconductor market to narrow the list of potential comparables to 23 publicly traded semiconductor companies with products that perform one or more video and/or audio functions (generically referred to as multimedia applications). To further determine whether these companies were comparable to the Registrant, Pagemill took into account the following factors: (i) comparability of products (products which provide multimedia processing); (ii) comparability of end markets (consumer, security, and/or automotive markets); (iii) comparability of distribution methods (original equipment manufacturers and distributors), (iv) comparability of financial size (less than $1 billion in prior year revenue); (v) comparability of total market value (less than $1 billion); and (vi) comparability of recent financial performance (gross margin, EBITDA, forecasted revenue growth and EBITDA forecasted growth). As a result of this examination, Pagemill advised that the following companies were comparable to the Registrant:

•                  Genesis Microsystems;

•                  Micronas Semiconductor Holding AG;

•                  Pixelworks, Inc.;

•                  PortalPlayer, Inc.;

•                  Sigma Designs, Inc.;

•                  Trident Microsystems, Inc.;

•                  Wolfson Microelectronics plc; and

•                  Zoran Corporation.

For additional information relating to the selection of the comparable companies, please see Exhibit B attached hereto.

The Registrant believes that the inclusion of the additional comparable companies identified by Pagemill is appropriate. The Registrant, therefore, is revising its valuations in November 2005, December 2005 and January 2006 to include the additional companies in its market approach.

The Registrant is earlier in its development, smaller in size and, in some cases, less diversified in the range of its products than most of the comparable companies selected. Accordingly, the Registrant considered whether to make any adjustments to the price multiples supplied by each comparable company. As a result of this review, the Registrant notes that Micronas Semiconductor had a market capitalization slightly more than $1 billion at December 31, 2005 and January 31, 2006 and that Trident Microsystems had a market capitalization slightly more than $1 billion at January 31, 2006 and $1.8 billion as of March 30, 2006. The Registrant determined that adjustment to the valuation information supplied by the price multiples of these companies was not appropriate, because both companies otherwise met all of the other criteria used by the Registrant. In addition, deriving the valuation information by using the average of price multiples from a larger set of comparable companies further reduces the impact of any one particular company with a market size reasonably near the comparable range.

The Registrant believes that absent a material difference in one or several of the factors used to compile the revised set of comparable companies, individual adjustments to any single company are unnecessary since the overall impact of one company is diluted by using the average of the price multiples supplied by the entire set of comparables. Individual adjustments require additional subjectivity which the Registrant believes to be less reliable then using an objective calculation (such as, the mean) to properly weight the inputs. For example, the Registrant does not believe that an adjustment to the price multiples supplied by Pixelworks is appropriate notwithstanding the fact that Pixelworks’ financial performance was extremely poor in the later half of 2005, resulting in a reported net loss of $42.6 million for the calendar year 2005. Pixelworks enterprise value fell from $297 million on September 30, 2005 to $245 million on December 31, 2005. During this period, Pixelworks price multiples remained relatively flat and were much lower than other multiples in the comparable set. When compared to the Registrant’s growth in late 2005 and early 2006 highlighted above and its financial performance, one might argue that an upward adjustment should be applied to Pixelworks’ multiples. However, because Pixelworks otherwise satisfies the factors used to determine the comparables and the Registrant is applying the average of the multiples, the Registrant believes that it would be inappropriate (and highly subjective) to individually adjust the price multiple information supplied by Pixelworks.

In consultation with Pagemill, the Registrant reviewed the other assumptions and methodologies applied in the market approach at the various valuation dates and made further adjustments. In addition to the three price multiples applied previously, which were 12-months trailing revenue multiple, 12-months projected revenue and 12-months projected EBITDA multiple, the Registrant determined it was appropriate to apply the 12-months trailing EBITDA multiple. The additional price multiple was added because the Registrant believes its inclusion provides a more balanced valuation since the 12-months projected EBITDA was being applied. In addition, because Pixelworks had a negative EBITDA for the trailing 12-months and only three comparable companies were used in the prior valuation, it was found to be an unreliable method. Because additional comparable companies were added in the revised valuations, it was determined to be a reliable indicator of value. As noted in prior correspondence with the Staff, the Registrant previously applied a 50%, 30% and 20% weighting to the three price multiples used in the prior valuations. The Registrant previously stated that the unequal weighting was a result of applying the least weight to the most subjective measure. In light of the addition of the 12-month trailing EBITDA price multiple, the Registrant has assigned 30% weight to each of the trailing price multiples and 20% weight to each of the forward-looking price multiples based on the same rationale – that more weight should be given to the less subjective measures.

As a result of the changes described above, the enterprise values as calculated by the Registrant as of the dates indicated below derived from the market approach are as follows:

Valuation Date	Original Enterprise Value	Revised Enterprise Value
November 17, 2005	Not previously calculated	$120.4 million
December 31, 2005	$142.2 million	$133.2 million
January 31, 2006	$195.7 million	$162.9 million

The Registrant believes that the appreciation evidenced in the enterprise values derived from the market approach are appropriate in light of the Registrant’s growth during this period and other factors as more fully described in the background section above, as well as the significant appreciation experienced by the expanded set of comparable companies during the period. This market appreciation for the comparable companies continued into March 2006, the month in which the Registrant’s underwriters delivered their preliminary estimate of the IPO price range of $11 to $13.

Income Approach

In consultation with Pagemill, the Registrant reviewed the methodology and assumptions used in the income approach from the prior valuations and made changes to the following assumptions:

•                  weighted average cost of capital;

•                  discount rate applied to the forecasted cash flows;

•                  terminal value;

•                  inclusion of the Registrant’s net operating losses in calculating cash flows, which were previously omitted in the prior valuations; and

•                  inclusion of anticipated benefits from the scalability of the Registrant’s business model to reflect a decline in operating expenses as a percentage of sales as the Registrant’s business continues to grow, which had not been factored into the cash flow analysis in the prior valuations.

As a result of the changes described above, the enterprise values as calculated by the Registrant as of the dates indicated below derived from the income approach are as follows:

Valuation Date	Original Enterprise Value	Revised Enterprise Value
November 17, 2005	Not previously calculated	$157.6 million
December 31, 2005	$122.2 million	$163.7 million
January 31, 2006	$122.2 million	$155.0 million

Resulting Enterprise Value

In light of the above adjustments, the Registrant believes that equal weighting should be applied to the income and market approach consistently across all of the valuation dates. The resulting enterprise value as calculated by the Registrant as of the dates indicated below after weighting equally the income and market approaches are as follows:

Valuation Date	Original Enterprise Value	Revised Enterprise Value
November 17, 2005	Not previously calculated	$139.0 million
December 31, 2005	$132.2 million	$148.4 million
January 31, 2006	$160.0 million	$158.8 million

The Registrant has supplementally provided the Staff the supporting calculations for the derived enterprise values from the market approach, the income approach and the resulting enterprise values as of November 17, 2005, December 31, 2005 and January 31, 2006 as well as the resulting calculations to derive the fair values of common stock (noted below) as of the respective valuation dates.

Allocation to Classes of Equity

As discussed above, the Registrant revised its estimates and discontinued the use of the option pricing method to allocate value among the preferred stock and common stock from the time that the Registrant was actively and formally undertaking an IPO. The Registrant views the organization meeting with its underwriters and other professional advisors as the event that signifies the active and formal undertaking of the IPO. Accordingly, no allocation of value is derived from the option pricing method for options granted after October 18, 2005.

The Registrant also considered the current value method and the probability weighted expected return method to allocate value, but determined that it was inappropriate to apply these methods. The Registrant did not apply the current value method because the Registrant’s stage of development makes it no longer plausible to use this allocation method. The Registrant did not apply the probability weighted expected return method because of the difficulty and speculative nature of trying to accurately forecast the likelihood, timing and size of financial success or failure of the Registrant in light of short product life cycles, considerable competition in the product segment and the historical cyclicality of the semiconductor industry.

The Registrant believes that from the period commencing with its organization meeting, it is not appropriate to apply a discount for lack of control as well as for lack of marketability for the same reasons that the option pricing method should not be applied to allocate value – the Registrant was actively and formally pursuing an IPO.

Conclusion

As a result of the Registrant’s review of its valuation methodologies and the assumptions used within these methodologies and in response to the Staff’s comments, the following is a summary of the adjustments to the fair value of common stock that the Registrant is willing to make at this time:

Date of Option Grant	Number of Options	Option Grant Price	Previous Fair Value	Fair Value, As Adjusted
November 17, 2005	173,000	$4.00	$5.50	$7.97
December 15, 2005	15,000	$6.00	$6.00	$8.56
January 31, 2006	73,000	$9.00	$9.00	$9.01

The Registrant has considered whether or not the financial statements for the quarterly period and fiscal year ending December 31, 2005 present fairly in all material respects, the consolidated position of the Registrant as of December 31, 2005 and March 31, 2006, and the results of its operations and cash flow during the periods, in light of the adjustments to the fair value determinations described above. According to the Staff Accounting Bulletin No. 99 (“SAB 99”), Topic 1 in section M, the Registrant must undergo a quantitative analysis such as a rule of thumb analysis as well as a qualitative analysis of the effect of any adjustments. The Registrant initially assessed the quantitative impact of the adjustments. As a result of the adjustments described above, the Registrant would have recognized an additional $47,000 of stock-based compensation expense in the three months ended December 31, 2005. The following table sets forth the Registrant’s net income for the quarterly period ended December 31, 2005, the amount of unrecorded stock-based compensation and the percentage impact:

Net Income, As Reported*	Unrecorded Stock Compensation	Percentage Impact
Q4 2005 — $1,763	$47,000	2.7%
Fiscal Year 2005 - $4,541	$47,000	1.0%

* (in millions)

The overall effect to net income is 2.7% and 1.0% for the fourth quarter and fiscal year ended December 31, 2005, respectively. Assuming that the adjustments are recorded in the first quarter of 2006, the impact to the first quarter of 2006 net income is less than 5%. The Registrant further believes that the impact will not be material to its estimated net income for the fiscal year ended December 31, 2006. The Registrant concluded that the omission is immaterial in the quantitative aspect of the financial statements for the periods ending December 31, 2005 and March 31, 2006.

The Registrant also reviewed whether there is a substantial likelihood that a reasonable person would consider the adjustments and corresponding increase to stock-based compensation expense important (SAB 99). The Registrant has considered the misstatement under each of the following circumstances:

1. Whether the omission arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degrees of imprecision inherent in the estimate?  The Registrant concluded that valuing a privately-held company’s common stock is based on imprecision as judgment and estimates are made by management.

2. Whether the misstatement masks a change in earnings or other trends?  The Registrant concluded the effect will not mask a change in earnings. Specifically, the year-to-year trend as the financial positions from prior years had resulted in net loss, the quarter-to-quarter net income trend was not affected qualitatively as the fourth quarter earnings result is greater than the third quarter’s earnings result (even after the adjustments), and the quarter-to-quarter trend for diluted earnings per share remained unchanged.

3. The Registrant further concluded that the net effect of the adjustment would not hide a failure to meet analyst’s consensus expectations for the enterprise, would not change a loss into income or vice versa, would not concern a segment or other portion of the Registrant’s business that has been identified as playing a significant role in its operations and profitability, would not affect the Registrant’s compliance with regulatory requirements, would not affect the Registrant’s compliance with loan covenants or other contractual requirements or regulatory requirements, would not affect management’s compensation, and would not involve misconduct or an unlawful transaction.

As a result of the foregoing analysis, the Registrant has concluded that the financial statements as filed with the Securities and Exchange Commission present fairly, in all material respects, the consolidated position of the Registrant as of December 31, 2005, and the results of operations and cash flow during the same period if the impact of the adjustments in fair value of common stock during the fourth quarter of 2005 are omitted from the financial statements for the quarterly period and fiscal year ended December 31, 2005. In addition, the impact that these adjustments would have to the financial statements for the quarterly period and fiscal year ended December 31, 2005 was further offset by other insignificant unrecorded errors. Consequently, the

Registrant intends to recognize the additional stock-based compensation attributable to the quarterly period ended December 31, 2005 in the quarterly period ended March 31, 2006 and properly adjust the stock-based compensation expense in future periods relating to the adjustments.

We hope you find the foregoing useful in evaluating the Registrant’s estimates of the fair value of its common stock. The Registrant respectfully submits that it has provided all of the information previously requested by the Staff regarding the Registrant’s fair value estimates and attempted to respond to all of Staff’s concerns, commencing with our initial correspondence dated March 20, 2006. The Registrant respectfully requests that the Staff act on this matter expeditiously so that the Registrant may proceed with its public offering. We intend to contact you to confirm the acceptability of this submission and the revised fair value estimates set forth above. If you have any questions, please do not hesitate to contact me at 650.233.4754 or Mark Voll at 408.435.3888 x124.

Very truly yours,

/s/ James J. Masetti

James J. Masetti

cc:                                 Fumhiro Kozato
Mark Voll
John Wolfson
Scott Angel
Jorge del Calvo, Esq.

Exhibit A

Option Pricing Model

(As of 12/31/05)

Black-Scholes

Resulting Incremental Allocation to the Preferred
Previously:	$1.32
Current Calcuation:	$3.02	(see below for how this calculation was derived)

Assumptions		Definitions

Risk-free rate	4.08%	s	Share Price	price of underlying stock / asset
Volatility	74.45%	x	Strike Price	the strike price, exercise price (breakpoints)
Remaining Life	0.25	r	Risk-free Rate	the continuously compounded risk free interest rate
Equity Value	167.71	t	Remaining Life	the time in years until the expiration of the option
Date	12/31/2005	s	Volatility	the implied volatility for the underlying stock
		F	Normal Distribution	the standard normal cumulative distribution function
Result		c	Call Price	call price

CSE price per share	$5.54

	Share	Strike	Risk-free	Remaining						Call	Call Value
	Price	Price	Rate	Life	Volatility	Calculation Step				Value	Difference
Option	s	x	r	t	s	d1	d2	F(d1)	F(d2)	c	Δ

Option A	167.7	0.0	4.08%	0.25	74.45%	323.24	322.87	1.00	1.00	167.7	14.8
Option B	167.7	15.0	4.08%	0.25	74.45%	6.70	6.33	1.00	1.00	152.9	26.1
Option C	167.7	41.4	4.08%	0.25	74.45%	3.97	3.60	1.00	1.00	126.7	2.6
Option D	167.7	44.0	4.08%	0.25	74.45%	3.81	3.44	1.00	1.00	124.2	5.2
Option E	167.7	49.2	4.08%	0.25	74.45%	3.51	3.14	1.00	1.00	119.0	8.0
Option F	167.7	57.3	4.08%	0.25	74.45%	3.10	2.73	1.00	1.00	111.0	11.5
Option G	167.7	69.0	4.08%	0.25	74.45%	2.60	2.23	1.00	0.99	99.5	69.5
Option H	167.7	158.1	4.08%	0.25	74.45%	0.37	0.00	0.65	0.50	30.0	30.0

	Shares	Option Participation								Aggregate	Per Share
Security Type	Outstanding	A	B	C	D	E	F	G	H	Value	Value
(%)
Series A	3,004,219	0%	6%	17%	17%	17%	15%	15%	14%	20.81	6.93
Series B	2,457,980	0%	14%	14%	14%	14%	13%	12%	12%	19.46	7.92
Series C	1,269,465	0%	22%	7%	7%	7%	7%	6%	6%	13.82	10.89
Series D	1,500,000	0%	28%	9%	9%	8%	8%	8%	7%	17.07	11.38
Series E1	1,600,000	0%	30%	9%	9%	9%	8%	8%	8%	18.21	11.38
Series E	2,400,000	80%	0%	14%	14%	13%	12%	12%	12%	27.32	11.38
Series F	545,454	20%	0%	3%	3%	3%	3%	3%	3%	6.48	11.88
Common	4,456,559	0%	0%	26%	26%	25%	23%	23%	21%	28.67	6.43
Option 1	157,500	0%	0%	0%	1%	1%	1%	1%	1%	0.99	6.28
Option 2	657,291	0%	0%	0%	0%	4%	3%	3%	3%	3.94	5.99
Option 3	1,427,250	0%	0%	0%	0%	0%	7%	7%	7%	7.91	5.54
Option 4	312,062	0%	0%	0%	0%	0%	0%	2%	1%	1.55	4.95
Option 5	1,034,588	0%	0%	0%	0%	0%	0%	0%	5%	1.49	1.44
Total	20,822,368	100%	100%	100%	100%	100%	100%	100%	100%	167.71	8.05

($s millions)
Series A	3,004,219	0.0	1.5	0.4	0.9	1.3	1.8	10.6	4.3	20.8	6.93
Series B	2,457,980	0.0	3.6	0.4	0.7	1.1	1.4	8.6	3.5	19.5	7.92
Series C	1,269,465	0.0	5.7	0.2	0.4	0.6	0.7	4.5	1.8	13.8	10.89
Series D	1,500,000	0.0	7.4	0.2	0.4	0.7	0.9	5.3	2.2	17.1	11.38
Series E1	1,600,000	0.0	7.9	0.2	0.5	0.7	0.9	5.6	2.3	18.2	11.38
Series E	2,400,000	11.9	0.0	0.4	0.7	1.1	1.4	8.4	3.5	27.3	11.38
Series F	545,454	3.0	0.0	0.1	0.2	0.2	0.3	1.9	0.8	6.5	11.88
Common	4,456,559	0.0	0.0	0.7	1.3	2.0	2.6	15.7	6.4	28.7	6.43
Option 1	157,500	0.0	0.0	0.0	0.0	0.1	0.1	0.6	0.2	1.0	6.28
Option 2	657,291	0.0	0.0	0.0	0.0	0.3	0.4	2.3	0.9	3.9	5.99
Option 3	1,427,250	0.0	0.0	0.0	0.0	0.0	0.8	5.0	2.1	7.9	5.54
Option 4	312,062	0.0	0.0	0.0	0.0	0.0	0.0	1.1	0.4	1.5	4.95
Option 5	1,034,588	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5	1.5	1.44
Total	20,822,368	14.8	26.1	2.6	5.2	8.0	11.5	69.5	30.0	167.7	8.05

CSE	8,045,250	0.0	0.0	0.7	1.4	2.3	4.0	24.6	11.6	44.5	5.54

			Strike		Proceeds
Options	Shares	x	Price	=	($ Ms)

Option 1	157,500	x	0.15	=	0.02
Option 2	657,291	x	0.45	=	0.30
Option 3	1,427,250	x	0.90	=	1.28
Option 4	312,062	x	1.50	=	0.47
Option 5	1,034,588	x	6.00	=	6.21

CSE Equity Share Sensitivity to EV and Remaining Life

EV ($Ms)		Time Remaining (Years)
	$5.54	0.10	0.15	0.20	0.25	0.30	0.35	0.40
164.7	164.7	5.35	5.37	5.38	5.40	5.41	5.42	5.44
165.7	165.7	5.39	5.41	5.43	5.44	5.46	5.47	5.48
166.7	166.7	5.44	5.46	5.47	5.49	5.50	5.52	5.53
167.7	167.7	5.49	5.51	5.52	5.54	5.55	5.56	5.58
168.7	168.7	5.53	5.55	5.57	5.58	5.60	5.61	5.62
169.7	169.7	5.58	5.60	5.61	5.63	5.64	5.66	5.67
170.7	170.7	5.63	5.65	5.66	5.68	5.69	5.70	5.72

CSE Equity Share Sensitivity to EV and Remaining Life

EV ($Ms)		Time Remaining (Years)
	$44.54	0.10	0.15	0.20	0.25	0.30	0.35	0.40
164.7	164.7	43.02	43.17	43.29	43.41	43.52	43.63	43.74
165.7	165.7	43.40	43.54	43.67	43.79	43.90	44.01	44.11
166.7	166.7	43.77	43.91	44.04	44.16	44.27	44.38	44.49
167.7	167.7	44.15	44.29	44.42	44.54	44.65	44.75	44.86
168.7	168.7	44.52	44.66	44.79	44.91	45.02	45.13	45.23
169.7	169.7	44.90	45.04	45.17	45.29	45.40	45.50	45.61
170.7	170.7	45.27	45.42	45.54	45.66	45.77	45.88	45.98

Exhibit B

Comparable Company Information

(As of December 31, 2005)

FINANCIAL PERFORMANCE SUMMARY:

	2005 to 2006E Growth		Margins (Last FY)
Company	Revenue	EBITDA	Gross	EBITDA	Net

Micronas Semiconductor	8.2%	-24.5%	37.1%	7.8%	5.8%
Trident Microsystems	98.6%	399.6%	53.9%	-4.9%	-15.3%
Zoran	26.3%	50.9%	40.4%	-4.1%	-6.8%
Genesis Microchip	0.9%	-52.0%	37.1%	-2.4%	-4.6%
Wolfson Microelectronics	31.7%	34.8%	50.2%	22.1%	17.4%
PortalPlayer	19.3%	36.9%	44.8%	20.4%	21.4%
Pixelworks	-3.0%	NA	36.7%	-12.0%	-24.8%
Sigma Designs	112.8%	NA	NA	NA	NA

High	112.8%	399.6%	53.9%	22.1%	21.4%
Low	-3.0%	-52.0%	36.7%	-12.0%	-24.8%
Mean	36.9%	74.3%	42.9%	3.9%	-1.0%

TOTAL MARKET VALUE:

		Stock Price			Market	Cash &
Company	Ticker	12/31/05	52 wk-hi	52 wk-low	Cap	Equiv.	TEV

Micronas Semiconductor	MASN	$33.01	$48.74	$29.83	$1,074.1	$237.0	$838.5
Trident Microsystems	TRID	18.00	21.38	7.28	954.8	115.6	839.2
Zoran	ZRAN	16.21	17.50	8.71	734.2	149.3	584.8
Genesis Microchip	GNSS	18.09	27.69	11.96	639.3	175.2	464.1
Wolfson Microelectronics	WLF	5.80	5.84	2.45	646.0	85.4	575.1
PortalPlayer	PLAY	28.32	31.95	15.59	675.0	179.5	495.5
Pixelworks	PXLW	5.08	12.44	4.97	239.2	128.5	260.7
Sigma Designs	SIGM	15.38	15.87	6.31	332.8	24.5	308.6

VALUATION METRICS:

					Valuation Metric
	Revenue		EBITDA		TEV / Rev		TEV / EBITDA
Company	CY05	CY06E	CY05	CY06E	CY05	CY06E	CY05	CY06E

Micronas Semiconductor	$699.3	$756.7	$148.20	$111.83	1.20x	1.11x	5.66x	7.50x
Trident Microsystems	110.8	220.1	11.80	58.95	7.57x	3.81x	71.12x	14.24x
Zoran	395.8	499.9	40.60	61.25	1.48x	1.17x	14.40x	9.55x
Genesis Microchip	261.6	263.9	38.40	18.43	1.77x	1.76x	12.09x	25.19x
Wolfson Microelectronics	166.6	219.4	43.90	59.20	3.45x	2.62x	13.10x	9.72x
PortalPlayer	225.2	268.7	49.10	67.20	2.20x	1.84x	10.09x	7.37x
Pixelworks	171.7	166.5	4.30	NA	1.52x	1.57x	60.63x	NA
Sigma Designs	32.5	69.1	(0.83)	NA	9.51x	4.47x	NM	NA

				High	9.51x	4.47x	71.12x	25.19x
				Low	1.20x	1.11x	5.66x	7.37x
				Mean	3.59x	2.29x	26.73x	12.26x